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                                                            Rule 424(b)(3)
                                                            Reg. No. 33-99528



PROSPECTUS

                                 125,000 SHARES

                          MAGAININ PHARMACEUTICALS INC.

                                  COMMON STOCK



      The shares offered hereby (the "Shares") consist of 125,000 shares of common stock, $.002 par value per share (the "Common Stock"), of Magainin Pharmaceuticals Inc., a Delaware corporation ("Magainin" or the "Company"), which are being offered by Abbott Laboratories ("Abbott" or the "Selling Stockholder"). The Shares may be offered from time to time by the Selling Stockholder. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholder will be borne by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder.

      The Selling Stockholder has not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the Nasdaq National Market of the Nasdaq Stock Market at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Stockholder and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

      The Company's Common Stock is quoted on the Nasdaq National Market of The Nasdaq Stock Market under the symbol "MAGN." On May 7, 1997, the last reported closing price of the Common Stock was $7.625 per share.



      AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 6 TO 12 OF THIS PROSPECTUS.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                     PASSED UPON THE ACCURACY OR ADEQUACY OF
                     THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.




                  The date of this Prospectus is May 8, 1997
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                              AVAILABLE INFORMATION

      This Prospectus, which constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below.

      Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by references to the copy of the applicable document filed with the Commission.

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facility maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained in person from the Public Reference Section of the Commission at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material also may be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). Reports and proxy statements concerning the Company also may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents or portions of documents filed by the Company (File No. 0-19651) with the Commission are incorporated herein by reference:

      (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996.

      (b) The description of the Company's Common Stock which is contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on November 7, 1991 and as amended on January 15, 1993, including any amendment or reports filed for the purpose of updating such description.

      All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      Upon request, the Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Michael R. Dougherty, Executive Vice President and Chief Financial Officer, Magainin Pharmaceuticals Inc., 5110 Campus Drive, Plymouth Meeting, PA 19462, (610) 941-5228.


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                                   THE COMPANY

      GENERAL

      Magainin Pharmaceuticals Inc. ("Magainin" or the "Company") is a biopharmaceutical company engaged in the development of breakthrough medicines for serious diseases. The Company isolates and develops compounds from the host-defense systems of animals and uses molecular techniques such as gene identification to understand the pathogenesis of disease. The Company's development efforts are focused on anti-infectives, oncology and, pulmonary and allergic disorders.

      Magainin's development efforts are focused on three technology platforms:

      - Magainin Peptides - a new class of antibiotics for the treatment of infection.

      - Aminosterols - a new class of pharmaceuticals that control cell proliferation.

      - Asthma Genomics - a program to identify the genes responsible for controlling bronchial hyperresponsiveness associated with asthma.

DEVELOPMENT EFFORTS

MAGAININ PEPTIDES

      The Company's most advanced class of compounds under development are "magainin" peptides. Discovered in the skin of the African clawed frog, magainins have demonstrated broad activity against a variety of pathogens in preclinical studies. These molecules act by selectively interfering with the membrane of the cell.

      The Company's lead product development candidate is Cytolex(TM) (MSI-78), a topical cream antibiotic. The Company has completed two successful, pivotal Phase III clinical trials of Cytolex for the treatment of infection in diabetic foot ulcers. These studies were designed as equivalence trials, with the goal of demonstrating that topically applied Cytolex is as effective as orally administered ofloxacin, a quinolone antibiotic indicated for the treatment of skin and soft tissue infections. Company analyses of the data from the studies showed statistical equivalence between Cytolex and ofloxacin, with respect to the primary end point of clinical response of infection at day 10 of treatment, and at subsequent time points through day 28, and at follow-up. The two studies enrolled approximately 925 patients.

      As a secondary endpoint in the trials, Cytolex and ofloxacin were comparable with respect to overall assessments of microbiological improvement.

      Analyses of adverse events in the studies suggest a favorable profile for Cytolex. Both drugs were well tolerated, however, treatment with ofloxacin was associated with a significant excess of adverse events related to the central nervous system, particularly as it relates to insomnia.

      In February 1997, the Company and SmithKline Beecham ("SB") entered into a development, supply and distribution agreement pursuant to which SB will market and sell Cytolex in North America. Under this agreement, SB made an upfront payment of $5 million to the Company, and may make additional payments of up to $27.5 million upon the occurrence of certain product milestones. SB will also fund a percentage of development expenses for any additional indications for Cytolex. Upon the commencement of commercial sales by SB, Magainin will be responsible for the supply of Cytolex, and SB will be responsible for the marketing and sales of Cytolex. Magainin will receive certain percentages of SB sales revenues under agreed upon terms. The Agreement also gives SB the right to negotiate for rights to another Magainin product development candidate under certain terms and conditions.


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AMINOSTEROLS

      Since the discovery in 1992 of squalamine by Dr. Michael Zasloff, Magainin's founding scientist, the Company has identified a number of additional natural steroids in the dogfish shark. In preclinical testing conducted to date, these compounds have demonstrated an ability to control cell growth. These properties may have application in a number of disease indications, including solid cancer tumors and lymphocytic viral infections.

      Squalamine

      The Company's initial disease focus for squalamine is solid cancer tumors. The formation of new blood vessels, or angiogenesis, is a key stage in the development of tumor malignancy. Squalamine may be of benefit in the treatment of solid cancer tumors by inhibition of new blood vessel growth required for tumor nourishment. Squalamine has exhibited anti-angiogenic properties in several in vitro and in vivo assays. The Company is currently conducting preclinical research on squalamine, including pathology and toxicology testing. Should squalamine proceed into human clinical testing, the Company expects that it will be evaluated as a cancer therapy in conjunction with existing cytotoxic treatment.

      MSI-1436

      The Company's initial disease focus for MSI-1436 is viral infection, principally human immunodeficiency virus ("HIV"). MSI-1436 has been shown to be an effective inhibitor of HIV replication in tissue culture for both acute and chronically infected lymphocytes. Unlike current HIV therapies which target the active infection, MSI-1436 acts on the host lymphocyte, reducing the likelihood of drug resistance. The Company has a Cooperative Research and Development Agreement ("CRADA") with the National Institutes of Health, and is currently conducting preclinical research on MSI-1436, including pathology and toxicology testing. Should MSI-1436 proceed into human clinical testing, the Company expects that it will be evaluated in conjunction with existing HIV therapies.

ASTHMA GENOMICS

      New techniques in molecular biology have significantly enhanced the ability of scientists to clone and sequence human genes, and more closely study genetic variations between individuals. This, in turn, has allowed for an examination of the genetic influences on many human diseases. This field of research is called genomics, or the study of the genome. Genomics has led to an increasing acceptance that genes, in addition to factors such as lifestyle and environment, play a fundamental role in human disease.

      In 1996, the Company initiated a research program in the genomics of asthma. The Company's research initiative in this area is based principally on the concept of positional cloning, or the analysis of disease inheritance patterns. Positional cloning refers to a collection of tagging and sequencing techniques that are used to localize and identify genes associated with particular diseases. For example, DNA may be collected from family groups where a particular disease is more prevalent than in the general population. Analysis of the sequence of such DNA should then allow for insight into the pathogenesis of the disease. While a number of companies in the genomics field are primarily focused on sequencing without regard to function, the Company's focus is to locate specific genes in a particular disease. The Company believes that identification of disease genes will provide insight into the causes of disease, and facilitate the development of therapeutic products against that disease.

      The Company has identified two genes which it believes may be critical in the pathogenesis of asthma. These genes, Asthma Associated Factor 1 ("AAF1") and Asthma Associated Factor 2 ("AAF2"), are the subject of pending patent publications. AAF1 and AAF2 appear critical in determining the allergic and inflammatory response characteristic of bronchial asthma. These genes regulate mediators of the allergic response, including serum IgE molecules. Variant forms of these genes occur widely and appear to be significant in susceptibility to asthma. The Company has conducted confirmatory analysis in animals, and is engaged in the early stages of a compound development program.


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      The Company currently has no marketable products, and it may be several years, if ever, until marketable products are developed and approved.

      Magainin was incorporated in Delaware in June 1987. The Company's offices and research facility are located at 5110 Campus Drive, Plymouth Meeting, PA 19462, and its telephone number is (610) 941-4020.

                            -------------------------

      This Prospectus contains, in addition to historical information, statements by the Company with regard to its expectations as to financial results and other aspects of its business that involve risks and uncertainties and may constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements reflect management's current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including, but not limited to, the risks and uncertainties discussed in the Company's 1996 Annual Report to Stockholders under "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 under the following sections of Item 1: "Product Development and Research Programs;" "Manufacturing;" "Research and Development Organization;" "Collaborative Arrangements;" "Government Regulation;" "Reimbursement; Health Care Reform;" "Patent and Proprietary Rights; Licensed Technology;" "Competition" and "Product Liability and Insurance" and under "Risk Factors" in this Prospectus.


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                                  RISK FACTORS

      In addition to the other information in this Prospectus, prospective investors should consider the following factors in evaluating the Company and its business before purchasing any Shares offered hereby.

      Uncertainties Relating to Clinical Testing of Cytolex. The clinical trials conducted for Cytolex yielded substantial data. Such data includes information relating to the primary endpoints for the studies, as well as data relating to patient subgroup analysis, wound healing, side effects, and secondary endpoints of the study, including microbiological results. Although the Company believes the two pivotal trials of Cytolex yielded successful results, there can be no assurance that the United States Food and Drug Administration (the "FDA") will concur with the Company's analysis in this regard.

      Development Stage Company; Accumulated Deficit; Continuing Losses. The Company is in the development stage, has been engaged to date primarily in research and development activities and, through December 31, 1996, has generated no revenue from product sales. The Company has incurred losses in each year since its inception, and at December 31, 1996, had an accumulated deficit of approximately $95.2 million. The Company's operations are subject to numerous risks associated with establishing a new business, including a competitive and regulatory environment in an industry characterized by numerous well-established and well-capitalized companies and by exhaustive and expensive regulatory scrutiny. The Company will be required to conduct significant research, development and testing activities which, together with projected general and administrative expenses, are expected to result in continued substantial losses for the foreseeable future.

      Technological Uncertainty and Early Stage of Product Development. There can be no assurance that the Company's research and development activities will be successful, that any products under development will be approved or commercially viable and successfully marketed, or that the Company will ever achieve significant levels of revenue or profits. In addition, the Company may encounter unanticipated problems, including development, regulatory, manufacturing and marketing difficulties, some of which may be beyond the Company's ability to resolve.

      There has been only limited research in the area of the use of naturally occurring host-defense compounds for the treatment of infectious and other diseases. The Company has submitted an Investigational New Drug ("IND") application to the FDA, to obtain authorization for human testing, for only one compound, Cytolex. The Company's research activities in asthma have only recently been initiated, and there can be no assurance that any product candidates will result from these efforts. Additionally, there can be no assurance that results obtained in preclinical studies will be indicative of results that will be obtained in human clinical testing.

      The Company's proposed products are in the development stage, require significant further research, development, testing and regulatory approvals, and are subject to the risks of failure inherent in the development of all pharmaceutical products. These risks include the possibilities that any or all of the proposed products are found to be ineffective or toxic, or otherwise fail to receive necessary regulatory approvals; that the proposed products, although effective, are uneconomical to manufacture or to market; that third parties hold proprietary rights that preclude the Company from marketing any products; or that third parties market superior or equivalent products.

      Need for Substantial Additional Funds. The Company will require substantial additional funds to continue its research and development programs and to commercialize potential products. The Company may not have sufficient funds to complete development activities for any of its proposed products, including Cytolex.

      The Company does not have any commitments to obtain any additional funds and has no established banking arrangements through which it can obtain debt financing, and there can be no assurance that future funding will be available to the Company, or, if available, will be obtainable on terms favorable to the Company. The Company intends to seek additional funding through a combination of future offerings of securities and collaborative arrangements with third parties, and regularly explores alternatives in this regard. Under collaborative arrangements, the Company may convey marketing, distribution, manufacturing, development or other rights to its proposed products to pharmaceutical companies in order to receive financial or other assistance. This will result in lower consideration to the Company upon


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commercialization of such products than if no arrangements were entered into or if such arrangements were entered into at later stages in the product development process. There can be no assurance that the Company will be able to enter into such arrangements on favorable terms, if at all. The receipt of funding from corporate partners, if any, will depend largely on the progress of research and development programs.

      If the Company does not enter into appropriate collaborations, or is not able to raise sufficient funds from the periodic sale of securities, the Company will be required to delay or eliminate expenditures for potential products, including Cytolex, or to enter into collaborations with third parties to commercialize potential products or technologies that the Company would otherwise seek to develop itself, or seek other arrangements.

      Manufacturing Uncertainties; Dependence on Third Parties. Production of peptides (such as magainins) is expensive relative to production of traditional antibiotics. The Company contracts with third parties for the manufacture of materials, and is working with Abbott Laboratories ("Abbott") with regard to the manufacture of bulk Cytolex. The Company's current arrangement with Abbott provides for the development by Abbott of a solution phase chemical process to manufacture bulk Cytolex on a commercial scale, for the production of bulk Cytolex, and for Abbott to perform those activities necessary to submit a Drug Master File to the FDA in support of any filing for marketing approval of Cytolex. This arrangement provides for cash payments by the Company to Abbott through early 1998 aggregating approximately $15,400,000, as well as the issuance by the Company to Abbott of up to 500,000 shares of its common stock and the obligation to pay a royalty on future sales of Cytolex. Through March 31, 1997, the Company has paid Abbott approximately $10,500,000 under this arrangement. Stock issuances by the Company to Abbott will result in a charge to earnings, representing the fair value of the shares when issued. The Company issued 125,000 shares of common stock to Abbott in October 1995, resulting in a charge to earnings of $1,250,000 in the year ended December 31, 1995. Future stock issuances are related to the achievement by Abbott of contractual performance milestones which could begin to occur in 1997. Substantial additional funds will also be required to continue manufacturing development efforts beyond the term of this current arrangement.

      The Company does not have the resources, facilities or capabilities to manufacture any of its proposed products. The Company has no current plans to establish a manufacturing facility. The Company expects that it will be dependent to a significant extent on contract manufacturers for commercial-scale manufacturing of its proposed products in accordance with regulatory standards. There are a limited number of companies currently able to produce materials on the scale which the Company expects to require to commercialize its compounds. There can be no assurance that qualified outside contractors will be available to manufacture materials for the Company, or do so at costs which are affordable by the Company. The Company is currently dependent upon Abbott for the production of bulk Cytolex, and, as described above, Abbott is currently conducting certain manufacturing development activities. The Company and Abbott have agreed that, upon completion of such activities, they will negotiate in good faith a supply agreement for the Company's worldwide supply needs of Cytolex. In the event that this agreement is not entered into, or Abbott does not otherwise continue to manufacture Cytolex, the Company's timeline to commercialize Cytolex would be adversely affected, and the Company would need to spend substantial funds on securing other manufacturing arrangements or building a manufacturing infrastructure, and licensing applicable manufacturing related technology from such contract manufacturer.

        The Company also expects to conduct significant manufacturing development activities for its other products under development. The Company is currently working with outside contractors for the chemical production of its aminosterol compounds. The Company expects to expend significant resources in the chemical synthesis of these compounds, and there can be no assurance that these efforts will be successful.

      The Company's dependence on third parties for manufacturing may adversely affect operating results as well as the Company's ability to develop and deliver products on a timely and competitive basis. Significant progress in scale-up and manufacturing development efforts will be required to enable the Company to manufacture and sell Cytolex on a profitable basis. No assurance can be given that a cost-effective manufacturing process can be developed, or that any such process would be approved by the FDA, or that the Company, Abbott, or others will be able to manufacture Cytolex or any of the Company's other proposed products on a commercially viable basis.


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      Dependence on Collaborative Partners; Marketing Uncertainties. In order to successfully develop and market its products, it will be necessary for the Company to enter into marketing, distribution, development or other arrangements with third parties, granting marketing rights, which may be exclusive, to potential products. The Company has entered into such an arrangement with SB with respect to Cytolex. Such arrangements may also involve delegating to the Company's partner the responsibility for all or a significant portion of the development and regulatory approval process. In the event that partners do not develop an approvable or marketable product or do not market a product successfully, the Company's business will be adversely affected. There can be no assurance that the Company will be able to enter into any such arrangements, or that such arrangements will be successful.

      The amount and timing of resources to be devoted to the Company's products by any of its collaborative partners is not within the control of the Company. There can be no assurance that the interests of the Company will continue to coincide with the interests of its collaborators. Collaborators could develop products independently, or through third parties, which could compete with the Company's proposed products. With respect to Cytolex, SB maintains a significant presence in the antibiotic area, and currently sells a topical antibiotic product indicated for certain skin infections. Furthermore, there can be no assurance that collaborative agreements will not be terminated by the Company's collaborators.

      For certain products under development, the Company may conduct its own marketing activities through its own sales force. The Company has no marketing and sales staff and, although certain members of management have experience in the marketing of pharmaceutical products, the Company has no experience with respect to marketing its proposed products. Significant additional expenditures, management resources and time will be required to develop a sales force, and there can be no assurance that the Company will be successful either in developing a sales force or penetrating the markets for any proposed products it may develop.

      Government Regulation. The production and marketing of the Company's products and its research and development activities are subject to regulation by numerous governmental authorities in the United States and other countries. In the United States, vaccines, drugs and certain diagnostic products are subject to rigorous review by the FDA. The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations govern or influence the testing, manufacture, safety, efficacy, labeling, storage, recordkeeping, approval, advertising and promotion of such products. Noncompliance with applicable requirements can result in fines, recall or seizure of products, refusal of the government to approve product approval applications and establishment licenses or to allow the Company to enter into government supply contracts, withdrawal of previously approved new drug applications and criminal prosecution.

      In order to obtain FDA approval of a new product, the Company must submit proof of safety, purity, potency and efficacy. Such proof entails extensive and time consuming preclinical and clinical testing. The results of preclinical studies are submitted to the FDA as part of an Investigational New Drug Application ("IND"). Once the IND is approved, human clinical trials may be conducted. The results of the clinical trials are submitted to the FDA as part of a new drug application ("NDA"). Detailed manufacturing documentation is also required, and with respect to Cytolex, even if clinical testing is successful, the submission to FDA of any application for approval, and the review by FDA of such application, will require additional time to complete manufacturing stability studies, which additional time may be significant.

      Following extensive review of the NDA, the FDA may grant marketing approval, require additional testing or information, or deny the application. Sales of a new drug may commence following FDA approval of an NDA and satisfactory completion of a pre-approval review of the manufacturing facility and pertinent production records. If there are any modifications to the drug, including any changes in indication, manufacturing process, labeling or manufacturing facility, an NDA supplement may be required to be submitted to the FDA.

      There is no assurance that the FDA will act favorably or quickly in reviewing submitted applications, and significant difficulties or costs may be encountered by the Company in its efforts to obtain FDA approvals that could delay or preclude the Company from marketing any products it may develop. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could


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restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained.

      Continued compliance with all FDA requirements and conditions in an approved application, including those concerning product specification, manufacturing process, validation, labeling, promotional material, recordkeeping and reporting, is necessary for all products. Failure to comply could lead to the need for product recall or other FDA-initiated actions, which could delay further marketing until the products are brought into compliance. Even after any approval by the FDA and foreign regulatory authorities, products may later exhibit adverse effects that prevent their widespread use or necessitate their withdrawal from the market.

      In October 1992, the Prescription Drug User Fee Act of 1992 was enacted, imposing substantial fees on a one-time basis for applications for approval, and on an annual basis for manufacturing and marketing, of prescription drugs.

      The Company is also subject to regulation by other regulatory authorities, including the Occupational Safety and Health Administration, the Environmental Protection Agency, the Nuclear Regulatory Commission, the Drug Enforcement Agency and the United States Department of Agriculture, and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to additional federal, state or local regulations. These agencies may promulgate regulations that affect the Company's research and development programs.

      Sales of pharmaceutical products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Whether or not the FDA approval has been obtained, approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain such approval may be longer or shorter than that required for FDA approval.

      There can be no assurance that any required FDA or other governmental approval will be granted, or if granted, will not be withdrawn. Governmental regulation may prevent or substantially delay the marketing of the Company's proposed products, cause the Company to undertake costly procedures and furnish a competitive advantage to the more substantially capitalized companies with which the Company competes. In addition, the extent of potentially adverse government regulations which might arise from future administrative action or legislation cannot be predicted.

      Competition. The pharmaceutical industry is characterized by intense competition. Many companies, research institutions and universities are working in a number of areas similar to the Company's field of interest. In addition, many companies are engaged in the development and sale of products, such as traditional antibiotics, which may be, or are, competitive with the Company's proposed products. Most of these entities have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than the Company. The Company is aware that research is being conducted by others in connection with compounds from the host-defense systems of various animals. Many companies are involved in research and development activities focused on the pathogenesis of disease, and competition among companies attempting to find the genes responsible for disease is intense. In addition, the Company's proposed products will be subject to competition from products using techniques other than those developed by the Company or based on advances that may render the Company's products obsolete.

      The Company expects technological developments in the biopharmaceutical field to occur at a rapid rate and expects competition to intensify as advances in this field are made. Accordingly, the Company will be required to continue to devote substantial resources and efforts to research and development activities in order to maintain a competitive position in this field. Compounds, products or processes developed by the Company may become obsolete before the Company is able to recover a significant portion of its research and development expenses. The Company will be competing with respect to its proposed products with companies that have significantly more experience in undertaking preclinical testing and human clinical trials of new or improved therapeutic products and obtaining regulatory approvals of such products. Some of these companies may be in advanced phases of clinical testing of various drugs that may be competitive with the Company's proposed products.


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      Colleges, universities, governmental agencies and other public and private research organizations are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed, some of which may be directly competitive with that of the Company.
In addition, these institutions, along with pharmaceutical and specialized biotechnology companies, can be expected to compete with the Company in recruiting highly qualified scientific personnel.

      As to the disease areas being targeted by the Company, there can be no assurance that Cytolex will be successfully marketed against oral antibiotics for the treatment of infection in diabetic foot ulcers. These infections have historically been treated with systemically administered antibiotics. There also can be no assurance that Cytolex can be manufactured at a cost which will allow it to be sold at a competitive price relative to oral antibiotics. Significant efforts are underway by many companies in the development and marketing of products intended for the additional disease areas being targeted by the Company, including HIV, cancer and asthma. A number of major pharmaceutical companies have significant franchises in these disease areas, and can be expected to invest heavily to protect these interests.

      Uncertainties Relating to Patents and Proprietary Rights. The Company's success will depend in part upon its ability to obtain patent protection for compounds, uses of compounds and processes. Patent matters involve complex legal and factual issues, and can be highly uncertain. Host-defense compounds can be isolated from a wide variety of sources, and it is not possible for the Company or any other entity to have proprietary rights to all such compounds, or their uses. In the genomics area, a number of companies are attempting to rapidly identify and patent genes whose functions have not yet been characterized. Additional companies are seeking to patent fully characterized genes. The criteria for obtaining patent protection for genes is unclear and the impact of this uncertainty on the Company's business cannot be determined.

      There can be no assurance that any patent applications now pending or filed in the future will result in patents being issued or that any patents now held by or licensed to the Company, or issued or licensed to the Company in the future, will afford any competitive advantages for the Company, will not be challenged by third parties or cannot be designed around by others. The cost of litigation to uphold the validity and prevent infringement of patents and to enforce licensing rights can be substantial. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate the technology owned by or licensed to the Company. In addition, there can be no assurance that the products and technologies the Company will seek to market will not infringe patents or other rights owned by others, licenses to which may not be available to the Company.

      The Company also relies upon unpatented proprietary technology, and may determine in appropriate circumstances that its interest would be better served by reliance on trade secrets or confidentiality agreements rather than patents. No assurances can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to such proprietary technology or that the Company can meaningfully protect its rights in such unpatented proprietary technology. Additionally, if the Company is unable to obtain strong proprietary rights protection of its products after obtaining regulatory clearance, competitors may be able to market competing products by obtaining regulatory clearance, through showing equivalency to the Company's product, without being required to conduct the lengthy clinical tests required to be conducted by the Company.

      To the extent that consultants, key employees, vendors or other third parties apply technological information independently developed by them or by others to the Company's proposed products, disputes may arise as to the proprietary rights to such information, which may not be resolved in favor of the Company. Members of the Company's Scientific Advisory Board and other consultants are employed by or have consulting agreements with third parties, and any inventions discovered by such individuals are not likely to become the property of the Company.

        The Company owns or has rights under license agreements to several patents and patent applications under which the Company expects to owe royalties on sales of certain of its proposed products. Additionally, certain of these agreements also provide that if the Company elects not to pursue the commercial development of any licensed technology, or does not adhere to an acceptable schedule of commercialization, then the Company's exclusive rights to such technology would terminate.

      Dependence on Key Personnel. The Company depends to a considerable degree on a limited number of key personnel. Due to the Company's limited number of employees, many key responsibilities within the Company have been assigned to a relatively small number of individuals. The Company does not maintain "key man" insurance on any of its employees. The loss of certain senior management could adversely affect the business of the Company. The success of the Company will depend, among other factors, upon the successful recruitment and retention of qualified personnel.

      Product Liability and Insurance Risks. Before obtaining required regulatory approvals for the commercial sale of products, the Company must demonstrate through human clinical testing that such products are safe and efficacious for use in each target indication. The administration of any product being developed by the Company could produce undesirable side effects in humans. The Company carries limited clinical trial insurance, and there can be no assurance that such coverage is adequate.

      In addition, in the event the Company successfully develops any products, the marketing of such products could expose the Company to product liability claims. Certain agreements require the Company to maintain insurance coverage naming third parties as additional insureds at such time as any related products may be marketed. There can be no assurance that the Company will be able to maintain such insurance or that such insurance can be maintained in sufficient amounts to protect the Company against such liability or at a reasonable cost. Certain arrangements also require the Company to indemnify third parties against any liabilities that may arise in connection with such third party's activities on behalf of the Company.

      In the event of an uninsured or inadequately insured claim, the Company's business and financial condition could be materially adversely affected.

      Uncertainty Related to Health Care Reform; Reimbursement Policies. Various proposals have been put forth to reform the current health care system in the United States. Additionally, several states have enacted modifications to the current health care system to both improve access and control costs. Such reform measures could adversely affect the amount of reimbursement available from governmental agencies or third party insurers, or could affect the ability to set prices for newly approved therapeutic products. Similar proposals are being considered by governmental officials in other significant pharmaceutical markets, including Europe. Governmental or private payors for health care goods and services can be expected to continue to undertake cost reduction efforts.

      The Company cannot predict if such reforms will be implemented or the effect any such reforms might have on the Company's business, and no assurance can be given that any such reforms will not have an adverse effect on the Company's business. In particular, it is possible that any such reform could impact the manner in which drugs or therapies are marketed and could include restrictions on the ability of pharmaceutical and biotechnology companies to price drugs or therapies, which in turn could impact the ability of biotechnology companies, such as the Company, to obtain financing for the continued development of potential products. Furthermore, any such reform could also impose limits on the overall growth of health care spending, as well as limits on the growth of Medicare and Medicaid spending, all which could have an adverse effect on the Company.

      Successful commercialization of the Company's potential products will be dependent in part on the availability of reimbursement of the costs of such products from third-party payors, such as government authorities, private health insurers and other organizations, such as health maintenance organizations. There can be no assurance that such reimbursement will be available or, if available, will be in adequate amounts.

      Possible Volatility of Stock Price. The market prices for securities of emerging and biotechnology companies, including the Company, have historically been highly volatile. Future events concerning the Company or its competitors, including product testing results, technological innovations, new commercial products, government regulations, proprietary rights, regulatory actions, litigation and other matters, may have a significant impact on the market price of the Common Stock.

      Effect of Exercise of Options and Warrants, and Other Issuance of Shares. As of December 31, 1996, the Company had 2,466,000 outstanding options at prices ranging from $.002 per share to $16.75 per share, of which approximately 1,203,000 were exercisable as of such date. Also outstanding at December 31, 1996 were warrants to purchase 229,739 shares of the Company's Common Stock exercisable at $8 per share, a warrant to purchase 300,000 shares of the Company's Common Stock, exercisable at $7.50 per share, and warrants to purchase an aggregate of 1,011,896 shares of the Company's Common Stock, exercisable at $8.48 per share, subject to adjustment. Exercise of options and warrants at prices below the market price of the Company's Common Stock could adversely affect the price of the Company's Common Stock. Additional dilution may result from the issuance of shares in connection with collaborations or manufacturing arrangements, or in connection with other financings. See "Risk Factors - Need for Substantial Additional Funds."


                                 USE OF PROCEEDS

      The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholder.

                               SELLING STOCKHOLDER

      Prior to the offering of the Shares being offered hereby, the Selling Stockholder beneficially owned 125,000 shares of Common Stock, all of which are being offered hereby. Accordingly, the Selling Stockholder will not beneficially own any shares of Common Stock following completion of the offering of the Shares. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholder may offer the Shares for resale from time to time. See "Plan of Distribution."

      In recognition of the fact that the Selling Stockholder may wish to be legally permitted to sell its Shares when it deems appropriate, the Company has filed with the Commission, under the Securities Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market of The Nasdaq Stock Market or in privately-negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the Shares are no longer required to be registered for the sale thereof by the Selling Stockholder.

      The Company has entered into an agreement with the Selling Stockholder, under which the Selling Stockholder will continue Cytolex scale-up activities, perform other activities necessary to submit a Drug Master File to the FDA in support of any filing for marketing approval of Cytolex and produce certain quantities of Cytolex. In connection with this arrangement, the Shares were issued by the Company to the Selling Stockholder in a private placement transaction without the assistance of any placement agent or underwriter.

      In addition to the issuance of the Shares, the agreement provides for cash payments by the Company over the next three years aggregating approximately $15,400,000, as well as the issuance by the Company to Abbott of up to 375,000 additional shares of its Common Stock (the "Additional Shares") and the obligation to pay a royalty on future sales of Cytolex. The Additional Shares will be issuable to the Selling Stockholder in three installments upon the achievement of certain milestones regarding Cytolex. The Company has agreed to register the resale of the Additional Shares at such time as the Additional Shares are issued to the Selling Stockholder.

                              PLAN OF DISTRIBUTION

      The Shares offered hereby by the Selling Stockholder may be sold from time to time by the Selling Stockholder, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq National Market of The Nasdaq Stock Market), or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods, including, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between the Selling Stockholder and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the Selling Stockholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus.

      Upon the Company being notified by the Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

      The Company is bearing all costs relating to the registration of the Shares (other than fees and expenses, if any, of counsel or other advisers to the Selling Stockholder). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder.

      The Company has agreed to indemnify the Selling Stockholder in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act. The Selling Stockholder has agreed to indemnify the Company and its directors, and its officers who sign the registration statement against certain liabilities, including liabilities arising under the Securities Act.


                                  LEGAL OPINION

      The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.


                                     EXPERTS

      The financial statements contained in the Company's Annual Report on Form 10-K, incorporated by reference in this Prospectus, have been audited by Richard
A. Eisner & Company, LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

      No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.

                                TABLE OF CONTENTS

                                                      Page

                    Available Information..............  2
                    Incorporation of Certain Documents
                       by Reference....................  2
                    The Company .......................  3
                    Risk Factors.......................  6
                    Use of Proceeds.................... 12
                    Selling Stockholder................ 13
                    Plan of Distribution............... 14
                    Legal Opinion...................... 14
                    Experts............................ 14

                                 125,000 Shares

                          MAGAININ PHARMACEUTICALS INC.

                                  Common Stock

                                 ---------------

                                   PROSPECTUS

                                 ---------------

                                   May 8, 1997